SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30507; 812-13915]

Forum Investment Advisors, LLC, <u>et al.</u>; Notice of Application

May 6, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

<u>Applicants</u>: Forum Investment Advisors, LLC ("FIA"), Forum ETF Trust (the "Trust"), and

Foreside Fund Services, LLC (collectively, "Applicants").

<u>Summary of Application</u>: Applicants request an order that permits: (a) series of certain actively

managed open-end management investment companies to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Filing Dates: The application was filed on June 27, 2011, and amended on December 12, 2011, October 29, 2012 and April 1, 2013. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Forum Investment Advisors, LLC and Forum ETF Trust, Three Canal Plaza, Suite 600, Portland, ME 04101 and Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   The Trust is registered as an open-end management investment company under the Act and is a statutory trust organized under the laws of Delaware. The Trust will create and operate an actively managed investment series of the Trust ("Initial Fund") that will offer Shares.[1] The investment objective of the Initial Fund will be to seek to profit from a rise in hard currencies relative to the U.S. dollar. The Initial Fund will seek to achieve its investment objective by investing at least 80% of the value of its net assets (plus borrowing for investment purposes) in "hard currency" denominated investments and gold.

2.   Applicants request that the order apply to the Initial Fund and any future series of the Trust or of other open-end management companies that may utilize active management investment strategies ("Future Funds"). Any Future Fund will (a) be advised by FIA or an entity controlling, controlled by, or under common control with FIA (FIA and each such other entity and any successor thereto included in the term "Investment Manager")[2], and (b) comply with the terms and conditions of the application.[3] The Initial Fund and Future Funds together are the "Funds". Each Fund will operate as an actively managed exchange-traded fund ("ETF"). Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies, other assets and other positions including short sales and other short positions ("Short Positions") traded in the U.S. and/or non-U.S. markets ("Portfolio Instruments"). To the extent consistent with other investment limitations, the Funds may invest

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[1] The Initial Fund is expected to be called the Merk Hard Currency ETF.

[2] For the purposes of the requested order, a "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of this application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

all of their assets in mortgage- or asset-backed securities, including "to-be-announced transactions" or "TBA Transactions",[4] and may engage in forward commitment transactions[5], forward foreign currency contracts, options contracts, futures contracts or swap agreements.[6] Funds may also invest in "Depositary Receipts".[7] A Fund will not invest in any Depositary Receipts that the Investment Advisor (as defined below) deems to be illiquid or for which pricing information is not readily available. The Future Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs.[8]

       3.   An Investment Manager will be an investment adviser to the Initial Fund and each of the other Funds. On February 28, 2013, FIA, a Delaware limited liability company, filed a Form ADV with the Commission to register as an "investment adviser" under section 203 of the Investment Advisers Act of 1940 ("Advisers Act"). Subject to the oversight and authority of the board of trustees of the Trust ("Board"),[9] an Investment Manager will develop the overall investment program for each Fund, which includes working with the Investment Advisors to define principal investment strategies (the Investment Advisors, and not the Investment

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[4] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[5] In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

[6] If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund's use of derivatives and (ii) how the Fund's Investment Advisor assesses and manages risk with respect to the Fund's use of derivatives; and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[7] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of Applicants, nor of any Investment Manager, any Investment Advisor, or the Funds, will serve as the depositary bank for any Depositary Receipts held by a Fund.

[8] In no case, however, will such a Fund rely on the exemption from section 12(d)(1) being requested in this application.

[9] The term "Board" includes any board of directors or trustees of a Future Fund, if different.

Manager, will make investment decisions with respect to assets of each Fund allocated by the Investment Manager to that Investment Advisor, subject to supervision and oversight by the Investment Manager of each Investment Advisor). The Trust may retain one or more investment advisers ("Investment Advisors") with respect to the Funds to manage specific strategies suited to the Investment Advisors' expertise, including having multiple Investment Advisors managing portions of a single Fund.[10] Each Investment Advisor will be registered under the Advisers Act.[11] A registered broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"), which may be an affiliate of the Investment Manager or any Investment Advisor, will be selected and approved by the Board to act as the distributor and principal underwriter of the Funds ("Distributor"). Foreside Fund Services LLC will serve as the initial Distributor of Shares and Applicants request that the requested order apply to any future Distributor of Shares. Foreside is not affiliated with FIA.

4.   Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and that the price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through a party ("Authorized Participant") that has entered into a participant agreement with the Distributor with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a broker or dealer registered under the Exchange Act ("Broker") or other participant in the Continuous Net

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[10] No Fund will utilize investment sub-advisers.

[11] The Investment Manager will be responsible for each Investment Advisor's compliance, in addition to its own compliance, with the terms and conditions set forth in the application, including any such terms and conditions that may relate to the investment activity of an Investment Advisor. Before a Fund enters into an advisory contract with an Investment Advisor, the Investment Manager and the Investment Advisor will execute a compliance agreement ("Compliance Agreement"). Any advisory contract between a Fund and an Investment Advisor will include provisions that obligate the Investment Advisor to comply with the terms and conditions of the order and empower the Investment Manager to terminate the advisory contract if there is a material breach of the terms and conditions of the order by the Investment Advisor.

Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency

registered with the Commission and affiliated with the Depository Trust Company ("DTC"); or

(b) a participant in the DTC (such participant, "DTC Participant"). The Initial Fund and certain

Future Funds will generally be purchased entirely for cash and will be redeemed in Creation

Units and generally on an in-kind basis. Except where the purchase or redemption will be

entirely in cash or include cash under limited circumstances specified below, purchasers will be

required to purchase Creation Units by making an in-kind deposit of specified instruments

("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer

of specified instruments ("Redemption Instruments") in each case accompanied by a deposit (or

refund) of a specified Balancing Amount (as defined below).[12] On any given Business Day[13] the

names and quantities of the instruments that constitute the Deposit Instruments and the names

and quantities of the instruments that constitute the Redemption Instruments will be identical,

and these instruments may be referred to, in the case of either a purchase or a redemption, as the

"Creation Basket". In addition, the Creation Basket will correspond pro rata to the positions in

the Fund's portfolio (including cash positions),[14] except: (a) in the case of bonds, for minor

differences when it is impossible to break up bonds beyond certain minimum sizes needed for

transfer and settlement; (b) for minor differences when rounding is necessary to eliminate

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[12] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[13] "Business Day" is defined to include any day that the Fund is open for business, including as required by section 22(e) of the Act.

[14] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV (as defined below) for that Business Day.

fractional shares or lots that are not tradeable round lots;[15] or (c) TBA Transactions, Short

Positions[16] and other positions that cannot be transferred in kind[17] will be excluded from the

Creation Basket.[18] If there is a difference between the net asset value attributable to a Creation

Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the

party conveying instruments with the lower value will also pay to the other an amount in cash

equal to that difference (the "Balancing Amount").

     5.   Purchases and redemptions of Creation Units may be made in whole or in part on

a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

is a Balancing Amount, as described above; (b) if, on a given Business Day, the Fund announces

before the open of trading that all purchases, all redemptions or all purchases and redemptions on

that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from

an Authorized Participant, the Fund determines to require the purchase or redemption, as

applicable, to be made entirely in cash;[19] (d) if, on a given Business Day, the Fund requires all

Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

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[15] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[16] To the extent required by section 18(f) of the Act, Portfolio Instruments and/or cash held in a Fund's portfolio will be segregated to cover Short Positions in such portfolio. *See*, Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979).

[17] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[18] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

[19] Applicants state that in determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit which would accrue to the Fund and its investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

respectively, solely because; (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments ("Global Funds"), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[20]

6.   Each Business Day, before the open of trading on a national securities exchange as defined in section 2(a)(26) of the Act ("Stock Exchange"), on which the Shares are listed, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any) for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange.

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[20] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

7.	An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[21] All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

8.	Shares will be listed and traded at negotiated prices on a Stock Exchange and traded in the secondary market. Applicants expect that the Stock Exchange will select, designate or appoint one or more specialists ("Specialists") or market makers ("Market Makers") for the Shares. The price of Shares will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

9.	Applicants expect that purchasers of Creation Units will include arbitrageurs. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per individual Share ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that Specialists or Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own

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[21] Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying or selling those particular Deposit or Redemption Instruments.

market making activities.[22] Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[23]

10.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund". Instead, each Fund will be marketed as an "actively managed exchange-traded fund." Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

11.   Each Fund's website, which will be publicly available prior to the public offering of Shares, will include the Prospectus for each Fund and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[24]

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[22] If Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered as Market Makers in Shares and required to make a continuous, two-sided market or face regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as discussed below.

[23] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

[24] Applicants note that under accounting procedures followed by the Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policy of each registered investment company concerned and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

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than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, Applicants request an order that would permit the Trust and any Fund to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, Applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, Applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the differences between the market price of Shares and their NAV remain low.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming

investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Redemption Instruments of each Global Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[25] With respect to Future Funds that are Global Funds, Applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application. Except as disclosed in the statement of additional information ("SAI") for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven days.

8.	Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to fourteen calendar days, needed to deliver the proceeds for each affected Global Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect redemptions in-kind.

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[25] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, or any other broker or dealer

from selling its shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

10.   Applicants request relief to permit Investing Funds (as defined below) to acquire

Shares in excess of the limits in section 12(d)(l)(A) of the Act and to permit the Funds, their

principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in

section 12(d)(l)(B) of the Act. Applicants request that these exemptions apply to: (a) any Fund

as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an

Investing Fund; and (b) each management investment company or unit investment trust

registered under the Act that is not part of the same "group of investment companies" within the

meaning of section 12(d)(1)(G)(ii) of the Act as the Funds, and that enters into a FOF

Participation Agreement (as defined below) with a Fund (such management investment

companies are referred to herein as "Investing Management Companies," such unit investment

trusts are referred to herein as "Investing Trusts," and Investing Management Companies and

Investing Trusts together are referred to herein as "Investing Funds").[26] Investing Funds do not

include the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing

Management Company will have an investment adviser within the meaning of section

2(a)(20)(A) of the Act ("Investing Fund Advisor") that does not control, is not controlled by or

under common control with the Investment Manager or any Investment Advisor. Each Investing

Management Company may also have one or more investment advisers within the meaning of

section 2(a)(20)(B) of the Act (each, an "Investing Fund Sub-Advisor"). Each Investing Fund

Advisor and any Investing Fund Sub-Advisor will be registered as an investment adviser under

the Advisers Act.

11.   Applicants submit that the proposed conditions to the requested relief are

designed to address the concerns underlying the limits in section 12(d)(1), which include

concerns about undue influence, excessive layering of fees and overly complex structures.

12.   Applicants propose a condition to prohibit an Investing Fund or Investing Fund

Affiliate[27] from causing an investment by an Investing Fund in a Fund to influence the terms of

services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund

or Fund Affiliate. Applicants propose a condition to limit the ability of the Investing Fund

Advisor, or Sponsor, any person controlling, controlled by or under common control with such

Investing Fund Advisor or Sponsor, and any investment company or issuer that would be an

investment company but for sections 3(c)(l) or 3(c)(7) of the Act that is advised or sponsored by

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[26] Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by the Investment Manager or an Investment Advisor.

[27] An "Investing Fund Affiliate" is defined as the Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Advisor or Sponsor ("Investing Fund's Advisory Group") from (individually or in the aggregate) controlling a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor ("Investing Fund's Sub-Advisory Group").

13. Applicants propose other conditions to limit the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the Act.

14.   Applicants propose several conditions to address the concerns regarding layering

of fees and expenses. Applicants note that the board of directors or trustees of any Investing

Management Company, including a majority of the directors or trustees who are not "interested

persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"),

will be required to find that the advisory fees charged under any advisory contract with the

Investment Manager or with any Investment Advisor are based on services provided that will be

in addition to, rather than duplicative of, services provided under the advisory contract of any

Fund in which the Investing Management Company may invest. In addition, an Investing Fund

Advisor, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees

otherwise payable to it by the Investing Fund in an amount at least equal to any compensation

(including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act)

received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person

of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the

Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with

the investment by the Investing Fund in the Fund. Applicants also propose a condition to

prevent any sales charges or service fees on shares of an Investing Fund from exceeding the

limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[28]

15.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities

of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in

excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by

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[28] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16. To ensure that the Investing Funds understand and comply with the terms and conditions of the requested order, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a participation agreement ("FOF Participation Agreement") with the Fund. The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

17. Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by the Investment Manager or any Investment Advisor and hence be an affiliated person of each other Fund. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Investment Manager or an Investment Advisor (an "Affiliated Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[29] Applicants also request an exemption in order to permit a Fund to sell its Shares to, and redeem its Shares from, an Investing Fund and to engage in any accompanying in-kind transactions with certain Investing Funds of which the Funds are affiliated persons or a second-tier affiliates.[30]

19.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Except as described above, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond *pro rata* to the Fund's Portfolio Instruments. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds. Therefore, Applicants state that the in-kind

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[29] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[30] Applicants expect most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that may accompany such sales and redemptions.

purchases and redemptions create no opportunity for affiliated persons or the Applicants to effect

a transaction detrimental to other holders of Shares of a Fund. Applicants do not believe that in-

kind purchases and redemptions will result in abusive self-dealing or overreaching of any Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from

an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act.

Applicants note that any consideration paid for the purchase or redemption of Shares directly

from a Fund will be based on the NAV of the Fund in accordance with policies and procedures

set forth in the Fund's registration statement.[31] Applicants also state that the proposed

transactions are consistent with the general purposes of the Act and appropriate in the public

interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A.   Actively Managed Exchange-Traded Fund Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of the

Fund will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Any advertising material that describes the purchase or

sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not

individually redeemable and that owners of the Shares may acquire those Shares from the Fund

and tender those Shares for redemption to the Fund in Creation Units only.

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[31] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

3.　　　The website for the Funds, which is and will be publicly accessible at no charge,

will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market

closing price or Bid/Ask Price, and a calculation of the premium or discount of the market

closing price or Bid/Ask Price against such NAV.

4.　　　On each Business Day, before commencement of trading in Shares on the Stock

Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio

Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the

end of the Business Day.

5.　　　The Investment Manager or any Investment Advisor, directly or indirectly, will

not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant

may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction

in which the Fund could not engage directly.

6.　　　The requested relief to permit ETF operations will expire on the effective date of

any Commission rule under the Act that provides relief permitting the operation of actively

managed exchange-traded funds.

B.　　Section 12(d)(1) Relief

1.　　　The members of the Investing Fund's Advisory Group will not control

(individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The

members of the Investing Fund's Sub-Advisory Group will not control (individually or in the

aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease

in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the

Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25

percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the

same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with

respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.	The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the

Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an

Investing Fund will execute a FOF Participation Agreement with the Fund stating that their

respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor,

as applicable, understand the terms and conditions of the order, and agree to fulfill their

responsibilities under the order. At the time of its investment in shares of a Fund in excess of the

limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such

time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund

Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to

the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund

will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list

with any updated information for the duration of the investment and for a period of not less than

six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Investing Management Company, including a majority of the

disinterested directors or trustees, will find that the advisory fees charged under such contract are

based on services provided that will be in addition to, rather than duplicative of, the services

provided under the advisory contract(s) of any Fund in which the Investing Management

Company may invest. These findings and their basis will be recorded fully in the minute books

of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an

Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

12.   No Fund relying on this section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

C.   Compliance Obligations

1.   Any advisory contract between a Fund and the Investment Manager will include provisions that obligate the Investment Manager (i) to comply with the terms and conditions of the Order and (ii) to monitor and enforce compliance by any Investment Advisor with the terms and conditions of the Order, including any terms and conditions that may relate to investment activity of the Investment Advisor with respect to the Fund.

2.   Any advisory contract between a Fund and an Investment Advisor will include provisions that obligate the Investment Advisor to comply with the terms and conditions of the Order. Before a Fund enters into an advisory contract with an Investment Advisor, the Investment Manager and the Investment Advisor will execute a Compliance Agreement (i) obligating the Investment Advisor to comply with the terms and conditions of the Order, (ii) obligating the Investment Manager to monitor compliance by the Investment Advisor with the terms and conditions of the Order, and (iii) establishing the Investment Manager's power to enforce compliance by the Investment Advisor with the terms and conditions of the Order.

3.   The Board, including a majority of the trustees that are not interested persons within the meaning of Section 2(a)(19) of the 1940 Act, shall review and approve each Compliance Agreement annually. The Chief Compliance Officer of the Investment Manager will conduct reviews at least annually to ensure compliance by the Investment Manager and each

Investment Advisor with the terms and conditions of the requested Order. The Chief Compliance Officer of each Investment Advisor will conduct reviews at least annually to ensure compliance by such Investment Advisor with the terms and conditions of the requested Order. Their reports shall be reviewed at least annually by the Fund's Chief Compliance Officer and the Fund's Board in connection with the Board's consideration of the Compliance Agreement and in connection with its Section 15 review and approval of advisory contracts with the Investment Manager and each Investment Advisor.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary